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Exhibit 5

                         [Decade Companies Letterhead]


December 5, 1996


RE:      Decade Companies Income Properties


Dear Limited Partners:

On behalf of Decade Companies Income Properties ("DCIP"), we are pleased to report that DCIP has purchased approximately 4,000 limited partnership interests (or 23% of the outstanding amount) in its recent tender offer.

The tender offer was successful in that it achieved two purposes. First, it provided immediate liquidity to those investors who wanted to cash out from DCIP at a price that was greater than that which was generally available in the secondary market. Second, as a result of the buy-out of 23% of the limited partnership Interests, the tender offer enhanced the value for Limited Partners that remainder partners of DCIP. Those of you who chose not to tender your Interests have increased your percentage ownership of the pro rata capital of DCIP. Consequently, while DCIP still owns the same number of properties it did before the tender offer, upon liquidation each remaining partner will receive a larger slice of the pie.

Now that the tender offer is completed and because there are sufficient cash reserves, cash distributions will resume this quarter. The next scheduled distribution will be mailed around January 24, 1997.

As we noted in the tender offer material, and although we cannot provide any assurances, Decade Companies believes that the value of DCIP's properties will likely increase over time. We have come through tough times in the real estate industry in the late 1980's and early 1990's including the collapse of the savings and loans industry, the wholesale selling of billions of dollars of real estate (which depressed prices) and difficulties in arranging financing for potential purchasers. Since that time, things have improved in the real estate industry and with the improved environment we believe the value of DCIP's real estate will increase. Even under the past difficult conditions, DCIP has distributed in excess of $11 million to its Limited Partners. Depending upon when you invested, you have already received between 55% and 70% of your original investment through these cash distributions and you still own your partnership Interests.

In addition, DCIP has passed through to its Limited Partners approximately $4 million in tax deductions arising from depreciation and other expenses, which you have used (or can use in the future) to offset taxable income, subject to provisions of the tax law.
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As general partner for DCIP, Decade Companies will continue to evaluate the real estate market and believes that DCIP's current portfolio contains solid performing properties, including:

 .        Pelican Sound Apartments, which was purchased for $12.55 million and was appraised in August 1996 for $14.25 million.

 .        Town Place Apartments which was purchased for $7.61 million and was appraised in April 1996 for $9.2 million.

 .        The Meadows Apartments which was purchased for $10.05 million and was appraised in September 1996 at $11.1 million.


We are proud that these properties have appreciated in value since DCIP's purchase and it is because of these and past purchases that DCIP has been able to distribute more than $11 million in cash over the years.

While we cannot provide assurances of future performance, we believe that the economy and the current state of the real estate market makes it likely that the value of the DCIP's properties will continue to increase. For example, if a capital gains tax reduction is enacted (as is being discussed), we believe the real estate market will continue to improve.

As a DCIP investor, you may receive a proposal from Mr. Arnold Leas and Wellington Management Corp. We believe that Mr. Leas' proposal would primarily benefit Mr. Leas and his company, but would not be in your best interest. He has, in the past, and may in the future, distribute materials that we believe are materially misleading and inaccurate. For example, he has failed to disclose that removal of Decade Companies as general partner could cause DCIP's property mortgages to be declared in default by banks; that his actions could cost DCIP hundreds of thousands of dollars in additional costs as well as the loss of millions of dollars in financing at favorable rates; or that his actions could trigger the payment of approximately $225,000 due to the seller of one of DCIP's properties, as well as other costs. We are taking steps to enjoin these misleading actions. Do not be fooled.

We appreciate and value your past confidence and look forward to the eventual sale of the partnership's properties at prices that justify the wait.

Please call me at (414) 792-9200 with any questions or concerns you have. We look forward to hearing from you.

Very truly yours,

/s/ Michael Sweet

Michael Sweet
Partnership Manager

MS/mt